Exhibit 4.4

EMPLOYMENT AGREEMENT

THIS PERSONAL EMPLOYMENT AGREEMENT (the “Agreement”) is made this 20th day of January 2021 by and between BiondVax Pharmaceuticals Ltd. registry number 51343610, a company having its principal place of business at Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel (the “Company”) and Amir Reichman (I.D. 032241911) Boomgaardlaan 29,1560 Hoeilaart, Belgium (the “Employee”).

WHEREAS,	the Company wishes to employ an employee in the position set forth hereunder; and

WHEREAS,	the Employee has declared that he has the required knowledge, experience and expertise to fulfill the said position under the terms set forth herein; and

WHEREAS,	the Company wishes, based on the Employee’s aforementioned declaration, to employ the Employee, and the Employee wishes to be employed by the Company, as of the Commencement Date (as such term is defined hereunder); and

WHEREAS	the parties desire to state the entire terms and conditions of the Employee’s employment by the Company, as set forth below.

NOW, THEREFORE, in consideration of the mutual premises, covenants and other agreements contained herein, the parties hereby agree as follows:

1.	Contents of Agreement/Definitions

1.1.	The preamble and the exhibits to this Agreement constitute an integral part hereof and are hereby incorporated by reference.

1.2.	The headings in this Agreement are for the purpose of convenience only and shall not be used for the purposes of interpretation.

1.3.	This Agreement also constitutes a notice pursuant to the Notice to Employee Law (Terms of Employment), 5762-2002, and it includes all the information which the Company is obligated by law to provide to the Employee.

1.4.	The Employee represents that no provision of any law, regulation, agreement or other document prohibits him from entering into this Agreement.

1.5.	References to the masculine gender shall include the feminine, unless the context otherwise requires.

2.	Employment and Position

2.1.	Employee’s employment with the Company shall commence as of the commencement date set forth in Exhibit A hereto (the “Commencement Date”) and shall continue for an unfixed period of time, unless terminated in accordance with the terms of this Agreement.

2.2.	The Company hereby agrees to employ the Employee and the Employee hereby agrees to be employed by the Company in the position set forth in Exhibit A hereto (the “Position”).

2.3.	Employee shall report regularly to the person set forth in Exhibit A hereto, or to any other person or position as Company, at its sole discretion, shall instruct in writing the Employee from time to time (the “Supervisor”).

3.	Employee’s Duties

The Employee affirms and undertakes throughout the term of this Agreement:

3.1.	Not to receive, at any time, whether during the term of this Agreement and/or at any time thereafter, directly or indirectly, any payment, benefit and/or other consideration, from any third party in connection with his employment with the Company, without the Company’s prior written authorization.

3.2.	To travel abroad from time to time if and as may be required pursuant to his Position.

3.3.	To immediately and without delay inform the Company of any affairs and/or matters that might constitute a conflict of interest with Employee’s Position and/or employment with Company and/or the interests of the Company.

3.4.	Not, without the prior written consent of the Company, to undertake or accept any other paid or unpaid employment or occupation or engage in or be associated with, directly or indirectly, any other businesses, duties or pursuits except for de minimis non-commercial or non-business activities.

3.5.	To adhere to any applicable law or provision and all disciplinary regulations, work rules, policies, procedures and objectives, as may be determined by the Company from time to time, pertaining to his employment including, without limitation, and HR policies.

3.6.	Agrees to the transfer of any information concerning the Employee and held by the Company to a database (including a database located abroad) and to third parties in general, as reasonably relating to the business purposes or in pursuit of the Company’s business interests.

3.7.	To keep the contents of this Agreement confidential and not to disclose the existence or contents of this Agreement to any third party without the prior written consent of the Company.

4.	Time, Attention and Location

4.1.	Location - The Employee will work at the Company’s executive offices, wherever they shall be located from time to time, or any other reasonable location, as decided by the Company in its sole discretion.

4.2.	In general, work for the Company shall be performed on Sunday through Thursday, unless determined and instructed otherwise by the Company, as set forth hereunder. A regular workday with the Company shall consist of 9.6 hours, including a 60 minute daily break which shall be taken by the Employee on the Employee’s account. Notwithstanding, without derogating from the aforementioned, the Company’s official “Shortened Day” shall be Sunday and will include 8.6 hours including a 60 minute daily break, which shall be taken by the Employee on the Employee’s account (the “Shortened Day”). For the avoidance of doubt, the Company may from time to time, change the Shortened Day per the Company’s business needs. Saturday (Shabbat) shall be the Employee’s recognized and official rest day.

4.3.	Hours of Work and Rest Law. Notwithstanding the provisions of Section 4..2, Employee agrees and acknowledges that due to the Employee’s senior managerial position in the Company and the special amount of trust involved in the Position in which the Employee shall be employed the Hours of Work and Rest Law, 1951 (the “Hours of Work and Rest Law”) does not apply to the Employee’s employment. Therefore, the Employee shall not be entitled to receive payments or any additional pay for overtime working hours, or work performed on Fridays, Saturdays or Jewish festival holidays and the Shortened Day shall not apply to the Employee. Notwithstanding the foregoing, the Employee shall not generally be required to work on Fridays, Saturdays or Jewish holidays.

4.4.	Employment Scope – As of the Commencement Date until March 2, 2021 (the “First Period”) the Employee’s Employment Scope shall be 20% scope (one working day per week which shall be Sunday). As of March 2, 2021 onwards, the Employee’s employment scope shall be full time (as described in Section 4.2 above).

4.5.	Recording of Hours: Per the requirements under applicable law, the Employee shall cooperate with the Company in maintaining a record of the number of hours of work performed, in accordance with the Company’s policy and instructions.

5.	Consideration, Benefits and Payments

5.1.	Salary.

5.1.1.	As payment for the fulfillment of the obligations set forth herein, the Company shall pay the Employee a gross monthly salary in the amount as set forth in Exhibit A hereto (hereinafter: “Monthly Salary”). During the First Period the Employee’s Monthly Salary shall be adjusted in accordance with First Period Monthly Salary as set forth in Exhibit A hereto.

5.1.2.	The Monthly Salary shall be paid to the Employee no later than the 9th day of the following month.

5.1.3.	An amount equal to 10% of the Monthly Salary of the Employee shall be considered as a special compensation for the Employee’s obligations Section 6 herein and under the Confidentiality, Non-Compete and Proprietary Rights Agreement (the “Assignment Agreement”), attached hereto as Exhibit B, including without limitation, in connection with assignment of inventions and non-competition (the “Special Compensation”). The Employee shall be obligated to return all Special Compensation amounts received from the Company upon violation of any of the said obligations set forth therein. Company maintains the right to withhold and set off any amounts due to the Employee following such violation, and all such amounts owed to the Company shall bear interest and shall be linked to the Cost of Living Index in accordance with the law.

5.1.4.	For the avoidance of doubt, the Monthly Salary shall be calculated based on an annual USD salary (set forth in Exhibit A hereto) divided by 12 months and shall be converted each month to NIS according to the applicable USD-NIS exchange rate at the last day of the relevant month. Therefore, the Employee’s Monthly Salary, which will be converted and paid in NIS, may change from one month to the other according to the then applicable USD-NIS exchange rate.

5.2.	Pension Insurance.

5.2.1.	It is hereby agreed and understood that the insured salary out of which the parties shall maintain and obtain Pension Insurance as set forth in Exhibit A hereto and will not exceed the limit recognized by the Income Tax Authority from time to time (the “Insured Salary”) and the Company will not gross up any tax payable in respect of such contributions. It is agreed and understood that during the First Period the insured salary shall be lower between the Insured Salary and the First Period Monthly Salary.

5.2.2.	The Company and the Employee will obtain and/or continue to maintain Managers Insurance and/or Pension Fund according to the Employee’s choice (“Pension Insurance”). The contribution to the Pension Insurance shall be as follows: (i) the Company shall contribute an amount equal to 6.5% of the Insured Salary for premium payments (the “Company Contribution”) and an additional 8.33% of the Insured Salary for severance payments; and (ii) the Employee shall contribute 6% of the Insured Salary toward the premiums payable in respect of a Pension Insurance.

5.2.3.	The Employee hereby instructs the Company to transfer to the Pension Insurance the amounts of the Employee’s and the Company’s contributions from the Insured Salary to the Pension Insurance.

5.2.4.	In the event the Employee elects to obtain Managers Insurance as per Section 5.2.2, the Company Contribution shall include payments toward a Disability Insurance (“Ovdan Kosher Avoda”), which may be included within the Managers Insurance Policy, for the exclusive benefit of the Employee, provided that the Company’s contribution towards premium payments shall not be less than 5% of the Employee’s Insured Salary. For the removal of any doubt, it is hereby clarified that the Company Contribution together with any payments towards Disability Insurance shall not exceed 7.5% of the Employee’s Insured Salary.

5.2.5.	It is hereby agreed that upon termination of employment under this Agreement, the Company shall release to the Employee all amounts accrued in the Pension Insurance Policy on account of both the Company’s and Employee’s Contributions. However, it is hereby agreed that if the Employee is dismissed under the circumstances defined in Section 16 and/or Section 17 of the Severance Pay Law or in the event that the Employee withdraws monies from the Pension Insurance in circumstances other than an “Entitling Event”, (i.e., death, disablement or retirement at the age of 60 or over) - the Employee shall not be entitled to any Severance Pay.

5.2.6.	It is hereby clearly agreed and understood that Section 14 of the Severance Pay Law, and the General Approval of the Labor Minister, dated June 30, 1998, issued in accordance to the said Section 14, a copy of which is attached hereby as Exhibit C shall apply to the Insured Salary.

5.3.	Advanced Study Fund - Keren Hishtalmut

5.3.1.	The Company and the Employee shall open and maintain a Keren Hishtalmut (the “Fund”). Use of these funds shall be in accordance with the by-laws of the fund.

5.3.2.	The Company shall contribute to the Fund an amount equal to seven and a half percent (7.5%) and the Employee shall contribute to such Fund an amount equal to two and a half percent (2.5%) of each Monthly Salary payment.

5.3.3.	For the avoidance of any doubt, the sums contributed by the parties to the Fund will not exceed the limit recognized by the Income Tax Authority from time to time and the Company will not gross up any tax payable in respect of such contributions(the “Fund Insured Salary”). During the First Period the contributions towards the Fund shall be from the lowest between First Period Monthly Salary and the Fund Insured Salary.

5.4.	Signing Bonus; Restricted Share Units - Together with the first Monthly Salary the Employee shall be entitled to a one-time signing bonus at the gross lump sum set forth in Exhibit A hereto (the “Signing Bonus”). The Signing Bonus shall not form as salary for any purpose and shall not be taken into account for the purpose of calculating any of the Employee’s rights.

In addition, effective upon the Commencement Date and subject to shareholder approval of an increased in the registered share capital of the Company and the grant of RSU’s (as defined below), the Company will issue to the Employee 600,000 restricted share units (the “RSU’s”). under the Company’s 2018 Israeli Share Option Plan which will vest over a period of five years, 20% to vest each year on the anniversary date of the Commencement Date. The Company will convene the shareholders meeting at the earliest practicable date. The American Depositary Shares underlying the RSU’s may not be sold by the Employee during the term of his employment other than sales under a 10b5-1 plan during any one year period of a number of American Depositary Shares (“ADSs”), each representing 40 ordinary shares of the Company, not exceeding five (5%) percent of the vested RSU’s held by the Employee at the time of such sale commencing on the third anniversary of the Commencement Date (called the “Resale Limits”). If this Agreement is terminated by the Company for no cause under Section 7 prior to the fifth anniversary of the Commencement Date, the Resale Limits shall terminate. If this Agreement is terminated by the Employee or terminated by the Company for cause under Section 7 prior to the fifth anniversary of the Commencement Date, the Resale Limits shall continue until the earlier of (i) one year after such termination or (ii) the fifth anniversary of the Commencement Date. The RSU’s will be granted pursuant to a separate grant letter (which will include all related documents customarily used by the Company for such purpose) to be entered into between the Employee and the Company. Any and all tax consequences arising from the grant or exercise of the RSU’s to the Employee, from the payment for, or the subsequent disposition of, ADSs covered thereby or from any other event or act of the Company (except for erroneous actions of the Company) or of the Employee hereunder, shall be borne solely by the Employee, and the Employee will indemnify the Company and hold it harmless against and from any and all liability for any such tax or interest or penalty thereon, including, without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax. The Employee hereby irrevocably authorizes the Company to deduct from any payment, which may be due to the Employee from the Company, any amount which the Employee may owe to the Company hereunder. The RSUs shall be subject to the terms of the Company’s compensation policy from time to time.

5.5.	Annual Performance Bonus - The Employee shall be eligible to receive an annual cash bonus at the gross amount equal to three to six monthly salaries to the extent the Employee meet the annual objectives that shall be approved by the Company’s board of directors and shareholders under a specific plan which shall be provided to the Employee as a separate document. It is currently contemplated that the annual bonus would be (i) four monthly salaries for meeting such annual objectives and (ii) three monthly salaries in the case of underperforming compared to such annual objectives, provided the Employee meets the baseline objectives set by the board of directors Under extraordinary circumstances reflecting performance by the Employee significantly above all such annual objectives, the board of directors may, in its sole discretion, consider an additional cash bonus of not more than an additional 3 monthly salaries (up to nine monthly salaries in total). The bonus amounts and annual objectives shall be subject to the terms of the Company’s compensation policy from time to time.

5.6.	Company Car

5.6.1.	The Company shall cover the monthly cost (the “Car Expenses”) of Employee’s use of a leased car (the “Company Car”) up to a monthly employer’s cost set in Exhibit A hereto (the “Car Expenses Limit”). The Car Expenses shall also include insurance, gas, maintenance and gross up on taxes payable by Employee which relates to the Company Car, all up to the monthly Car Expenses Limit. For the avoidance of doubt, the Company shall not bear any further cost above the Car Expenses Limit, and the Employee hereby agree and understand that any additional payment and/or cost above the Car Expenses Limit shall be beard solely by the Employee.

5.6.2.	Car Expenses Limit paid pursuant to this paragraph will not form part of the Employee’s social benefits and will not be taken into account for the purpose of calculating the Employee’s social and/or other benefits of any kind, including severance pay.

5.6.3.	The Employee understands and agree that the Company shall not bear any cost which relates to: (i) breach of the leasing agreement, (ii) damages to the Company Car or theft ; (iii) fines or parking tickets or payment of toll roads; and other expenses due to noncompliance by the Employee of any applicable law or any such other expenses as a result of unlawful conduct by the Employee, all which shall be borne by the Employee, and pursuant to which the Company may withhold and setoff any amounts to which the Employee may be entitled.

5.6.4.	The Employee declares that at the event of fines or parking tickets or any other felony or damage, he will execute an assignment letter to be provided by the Company or the car leasing company. Furthermore, it is hereby agreed that the Company shall assign to the Employees responsibility any and all traffic tickets received. The Employee hereby confirms and declares that: (a) he shall inform the Company of such traffic tickets and/or fines within 48 hours from the day he received them, and (b) he shall participate in any court deliberation and perform any action required by the Company in respect of the said tickets and/or fines.

5.6.5.	The Car Expenses Limit shall be calculated based on the Car Expenses Limit (set forth in Exhibit A hereto) divided by 12 months and shall be converted each month to NIS according to the applicable USD-NIS exchange rate of the last day of each month. Therefore, the monthly Car Expenses Limit, which will be converted and paid in NIS, may change from one month to the other according to the applicable USD-NIS exchange rate.

5.6.6.	Receipt of Car Expenses shall be in lieu of travel expenses reimbursement to which the Employee entitled according to the applicable extension order (“Tsav Harchva”).

5.7.	Cellular Phone Expenses - The Company shall cover Employee’s use of his personal cellular phone. For the avoidance of any doubt, Cell Phone Expenses paid pursuant to this paragraph will not form part of the Employee’s social benefits and will not be taken into account for the purpose of calculating the Employee’s social and/or other benefits of any kind, including severance pay.

5.8.	Dmey Havra’ah (Convalescence Pay) - The employee shall be entitled to “Dmey Havra’ah” in accordance with any applicable law, which shall be included in the Monthly Salary.

5.9.	Annual Vacation - Employee shall be entitled to paid vacation days during each year of Employee’s employment in the amount set forth in Exhibit A hereto (the “Annual Vacation Allowance”). Taking of vacation days shall be coordinated in advance with the Company. Employee shall be obligated to take at least five (5) paid vacation days during each year of Employee’s employment, as prescribed by law. Employee may accumulate vacation days and carry them forward provided that the Employee shall not be entitled to accrue and carry forward any more the Maximum Amount set forth in Exhibit A (including statutory vacation allowance) (the “Maximum Amount”). Notwithstanding, any unused vacation days exceeding the Maximum Amount shall be forfeited and are not redeemable in any event.

5.10.	Sick Leave - The Employee shall be entitled to pay Sick Leave during each year of employment in accordance with any applicable law.

5.11.	Shareholder Approval – It is understood that in accordance with the Israeli Companies Law, the compensation payable under this Agreement will be subject to, and paid following, the prior approval of the Company’s shareholders. The Company will convene the shareholders meeting at the earliest practicable date.

6.	Confidentiality, Non-Compete and Proprietary Rights

6.1.	The Employee shall, simultaneously herewith, execute the Confidentiality, Non-Compete and Proprietary Rights Agreement, attached hereto as Exhibit B. For the removal of any doubt, execution of such Confidential, Non-Compete and Proprietary Rights Undertaking Letter Agreement by the Employee - is a condition precedent to this Agreement becoming effective.

7.	Term and Termination of Employment

7.1.	Either party may terminate the Employee’s employment by providing prior written notice as set forth in Exhibit A hereto (the “Notice Period”).

7.2.	Without derogating from the rights of the Company under this Agreement and/or any applicable law, the Company may terminate this Agreement forthwith with immediate effect, at any time, by paying to the Employee the legally required compensation in lieu of the Notice Period and to the extent applicable, the Termination Grant as defined above.

7.3.	Notwithstanding the aforementioned, the Company shall be entitled to terminate this Agreement with immediate effect, at any time, where said termination is a termination for Cause (as defined below). In such event, without derogating from the rights of the Company under this Agreement and/or any applicable law, the Employee shall not be entitled to any Notice Period or any payment in lieu of any Notice Period.

7.4.	The following reasons shall be deemed Cause:

(i)	The Employee commits a fundamental breach of this Agreement or substantial lack of performance, including, without limitation, a breach of his covenants in Exhibit B and the above Sections 2, 3, 4 and 6;

(ii)	The Employee performs any act that entitles the Company to dismiss him without paying him severance pay (in whole or in part) in connection with such dismissal;

(iii)	The Employee breaches his duty of good faith to the Company;

(iv)	The Employee’s conviction of a dishonorable criminal offense; or

(v)	The Employee’s intentional gross misconduct in the performance of his obligations under this Agreement in a manner that causes (or is likely to cause) material harm to the Company

7.5.	During the Notice Period, whether notice has been given by the Employee or by the Company, the Employee shall continue to render his services to the Company unless instructed otherwise by the Company and shall cooperate with the Company and use his best efforts to assist the integration into the Company organization of the person or persons who will assume the Employee’s responsibilities

8.	Separation Grant

8.1.	In the event of termination of Employee’s employment by the Company without Cause (as defined above), the Company shall pay to the Employee a special separation grant (the “Separation Grant”) under the following terms:

8.1.1.	The Separation Grant shall be calculated as follows: nine monthly salaries minus the Statutory Severance Pay the Employee shall be entitled to at the termination date of his employment. “Statutory Severance Pay” shall mean the amount of accrued amounts in the Pension Insurance and supplemental severance pay required under law if any).

8.1.2.	The definition of monthly salaries shall be either Monthly Salary or New Monthly Salary according to the Employees salary at the termination date.

8.1.3.	The Termination Grant shall be paid as a one-time lump sum together with the account settlement and shall not be considered a salary component for any purpose including for calculating social rights such as severance pay.

8.1.4.	Payment of the Separation Grant is subject to Employee’s execution of a waiver and release.

9.	General Provisions

9.1.	The Employee represents and warrants to the Company that the execution and delivery of this Agreement and the fulfillment of the terms hereof (i) will not constitute a default under or breach of any agreement or other instrument to which he is a party or by which he is bound, including without limitation, any confidentiality or non-competition agreement, (ii) do not require the consent of any person or entity, and (iii) shall not utilize during the term of Employee’s employment any proprietary information of any third party, including prior employers of the Employee.

9.2.	Employee shall not be entitled to any additional bonus, payment or other compensation in connection with Employee’s employment with Company, other than as provided in this Agreement.

9.3.	Company’s failure or delay in enforcing any of the provisions of this Agreement shall not, in any way, be construed as a waiver of any such provisions, or prevent Company thereafter from enforcing each and every other provision of this Agreement which were previously not enforced.

9.4.	This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first appearing above.

BiondVax Pharmaceuticals Ltd.	Employee

By:	/s/ Ron Babecoff	/s/ Amir Reichman
Title:	Chief Executive Officer

By:	/s/ Mark Germain
Title:	Chairman of the Board

Exhibit A

to the Personal Employment Agreement by and between BiondVax Pharmaceuticals Ltd. and the Employee whose name is set forth herein subject to the provisions of the Agreement relating to the matters below

Agreement Date

Employee Personal Details	Full Name: Amir Reichman

Position in the Company	CEO

Commencement Date	March 2, 2021

Supervisor	Company’s Board of directors

Notice Period	60 days

Amount of vacation days per year:	21 working days and not less than applicable law (“Annual Allowance”)

Maximum Amount of accrued vacation days	40

Scope of Employment	Full time

Annual Salary	USD 350,000

Monthly Salary

USD 29,166.66 (gross) - NIS 91,408.31 (gross) (based on exchange rate of NIS 3.134 to 1US$). Employee’s Monthly Salary may change from one month to the other according to the applicable USD-NIS exchange rate at the last day of the month.

First Period Monthly Salary	Pro-rated portion of Monthly Salary (20% of Monthly Salary according to the then applicable USD-NIS exchange rate at the last day of the month)

Insured Salary (for pension fund)	NIS 26,378 (gross) [as may change from time to time in accordance with the then applicable tax ceiling regulations]

Fund Insured Salary (for Advanced Study Fund)	NIS 15,712 (gross) [as may change from time to time in accordance with the then applicable tax ceiling regulations]

Car Expenses Limit	Up to the Monthly Limit. Monthly Limit shall be calculated at the value of annual cost of USD 24,000 divided by 12 months (USD 2,000 per month) and shall be paid in NIS according to the applicable exchange rate of USD - NIS at the last day of each month

Signing Bonus	USD 50,000 (gross) which shall be paid in NIS, according to the official USD-NIS exchange rate in effect at the date of each payment

Sick days	Per applicable law

Convalescence Pay	Included in the Monthly Salary

BiondVax Pharmaceuticals Ltd.	Employee

By:	/s/ Ron Babecoff	/s/ Amir Reichman
Title:	Chief Executive Officer

By:	/s/ Mark Germain
Title:	Chairman of the Board